Filed Pursuant to Rule 433
Registration No. 333-202281

Term Sheet
November 30, 2016

Issuer:	Toyota Motor Credit Corporation
Security:	Floating Rate Medium Term Notes, Series B
Issuer Senior Long-Term Debt Ratings:	Aa3 (stable outlook) / AA- (stable outlook)
CUSIP:	89236TDL6
Pricing Date:	November 30, 2016
Settlement Date:	December 5, 2016
Maturity Date:	December 5, 2017
Principal Amount:	$1,500,000,000 (may be increased prior to the Settlement Date)
Price to Public:	100.000%
Commission:	0.030%
Net Proceeds to Issuer:	99.970% / $1,499,550,000
Floating Rate Index:	3 Month LIBOR
Floating Rate Spread:	+25 basis points
Index Source:	LIBOR Reuters
Interest Payment Frequency:	Quarterly
Initial Interest Rate:	The initial interest rate will be based on 3 month LIBOR determined on December 1, 2016 plus the Floating Rate Spread.
Interest Payment Dates:	Each March 5, June 5, September 5 and December 5, beginning on March 5, 2017 and ending on the Maturity Date
Interest Reset Dates:	The first interest reset date shall be the Settlement Date and thereafter, each Interest Payment Date. Newly reset interest rates shall apply beginning on and including the Interest Reset Date, to but excluding the next Interest Payment Date.
Interest Determination Date:	Second London Banking Day preceding each Interest Reset Date
Day Count Convention:	Actual/360
Business Day Convention:	Modified Following, adjusted
Business Days:	New York and London
Governing Law:	New York
Calculation Agent:	Deutsche Bank Trust Company Americas
Minimum Denominations:	$1,000 and $1,000 increments thereafter
Agents/DTC Numbers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated/#773 RBC Capital Markets, LLC/#235

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

This term sheet supplements the prospectus supplement dated February 26, 2015 and the related prospectus dated February 25, 2015; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.

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